EXHIBIT 3
SUN LIFE FINANCIAL INC.
Renewal Annual
Information Form
For the Year Ended December 31, 2005
February 13, 2006

PRESENTATION OF INFORMATION
In this Annual Information Form (AIF), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”.
Unless otherwise indicated, all information in this AIF is presented as at and for the year ended December 31, 2005, and amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI).
Documents Incorporated by Reference
The following documents are incorporated by reference in and form part of this AIF: (i) SLF Inc.’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2005, and (ii) SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) for the year ended December 31, 2005. These documents have been filed with applicable securities regulators in Canada and may be accessed at www.sedar.com and have been filed with the United States Securities and Exchange Commission (SEC) and may be accessed at www.sec.gov.

Forward-looking Statements
Some of the statements contained or incorporated by reference in this AIF, including those relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Sun Life Financial set out under “General Development of the Business” and “Business of Sun Life Financial”. These statements are not historical facts but instead represent only Sun Life Financial’s expectations, estimates and projections regarding future events.
The forward-looking statements contained or incorporated by reference in this AIF are stated as of the date hereof and are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. SLF Inc.’s future results may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this AIF due to, among other factors, the matters set out in this AIF under the heading “Risk Factors” and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, including its 2005 annual MD&A under the heading “Benefits to Policyholders” and its interim MD&As and annual and interim financial statements and the notes thereto which are available for review at www.sedar.com.
The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Table of Contents

		Pages Incorporated by Reference from
	Annual	Management’s	Consolidated
	Information	Discussion and	Financial Statements
	Form	Analysis	and Notes
CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	1		12
BUSINESS OF SUN LIFE FINANCIAL	3
Overview of Business		5
Performance Overview		6-7
Consolidated Results of Operations		8-12	2-6
Quarterly Information		12
Non-GAAP Financial Measures		12
Sun Life Financial Canada		13-16
Sun Life Financial United States		17-20
MFS Investment Management		21-22
Sun Life Financial Asia		23-25
Corporate Capital		26-27
Corporate Developments		28
Risk Management		33-35
Investments		37-39
MANAGEMENT’S DISCUSSION AND ANALYSIS	4
CAPITAL STRUCTURE	5		26-29
CONSTRAINTS ON SHARES	6
MARKET FOR SECURITIES	6
PRIOR SALES OF UNLISTED SECURITIES	7
DIVIDENDS	7		4
SECURITY RATINGS	8
ASSET-BACKED SECURITIES	9		16 and 19
TRANSFER AGENTS AND REGISTRAR	10
DIRECTORS AND EXECUTIVE OFFICERS	10
CODE OF ETHICS	14
PRINCIPAL ACCOUNTANT FEES AND SERVICES	15
INTERESTS OF EXPERTS	15
REGULATORY MATTERS	16
RISK FACTORS	24
LEGAL AND REGULATORY PROCEEDINGS	28		33-34
ADDITIONAL INFORMATION	28
APPENDIX A	30
APPENDIX B	31
APPENDIX C	34

CORPORATE STRUCTURE
Incorporation
     Sun Life Assurance Company of Canada (Sun Life Assurance) was incorporated as a stock company by a Special Act of the Parliament of Canada in 1865. It was converted into a mutual company through a process that was completed in 1962. On March 22, 2000, Sun Life Assurance was converted from a mutual insurance company to a stock insurance company pursuant to Letters Patent of Conversion issued under the Insurance Companies Act (Canada) (Insurance Act). At that time, SLF Inc. became the public holding company of Sun Life Assurance.
     Sun Life Financial Services of Canada Inc. was incorporated under the Insurance Act on August 5, 1999 pursuant to Letters Patent of Incorporation, for the purposes of becoming the publicly traded holding company of Sun Life Assurance. Sun Life Financial Services of Canada Inc. changed its name to Sun Life Financial Inc. on July 2, 2003 pursuant to Letters Patent of Amendment.
     The locations of Sun Life Financial’s principal offices are listed in Appendix A.
Principal Subsidiaries and Significant Equity Investments
     Sun Life Financial’s corporate structure as at December 31, 2005, including SLF Inc.’s principal direct and indirect subsidiaries and significant equity investments (with the jurisdiction of incorporation of each indicated in italics), is shown below. Unless otherwise indicated, all companies shown below are 100% owned.
GENERAL DEVELOPMENT OF THE BUSINESS
Overview
     Sun Life Financial’s strategy is to balance the stability of mature businesses with the higher growth potential of emerging markets, while maintaining an increasingly efficient and cost effective business platform. The Company’s operations in the mature markets of Canada, the United States and the United Kingdom provide a steady stream of increased earnings. Over the past three years, common shareholders’ net income has increased from $1.3 billion in 2003 to $1.8 billion in 2005. In recent years, the Company has looked to the emerging markets of Asia for long-term growth. In particular, the Company has focused on India and China where the Company operates through joint ventures with established local partners.

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Acquisitions, Disposals, Business Combinations and Other Developments
     Sun Life Financial assesses its businesses and corporate strategies on an ongoing basis to ensure that it makes the optimal use of its capital and provides maximum value to its shareholders. The following summary outlines the acquisitions, disposals and business combination activities within the past three years. Financial details on most of these activities are discussed in Note 3 to SLF Inc.’s 2005 Consolidated Financial Statements.
Corporate Reorganization
     On January 4, 2005, the Company completed a reorganization plan (Reorganization) under which most of Sun Life Assurance’s investment management businesses in Canada and the United States, including the majority of its U.S. annuities business, were transferred to Sun Life Financial Corp. (SLF Corp.), a subsidiary of SLF Inc.
     Under the Reorganization, Sun Life Assurance transferred its shares of CI Financial Inc., formerly CI Fund Management Inc. (CI Financial), McLean Budden Limited, Massachusetts Financial Services Company (MFS) and Sun Life Assurance’s other U.S. subsidiaries to SLF Corp. After the Reorganization, the operations remaining in Sun Life Assurance consisted primarily of the life, health and annuities businesses of the Company’s Canadian operations, the majority of the life and health businesses of its United States operations, and all of its operations in the United Kingdom and Asia.
CI Financial Inc.
     On March 20, 2003, Sun Life Financial increased its ownership interest in CI Financial by issuing approximately 2 million common shares of SLF Inc. in exchange for approximately 5 million common shares of CI Financial. As a result of this transaction, the Company’s economic interest in CI Financial increased from the 31.7% acquired in 2002 to approximately 34%.
     In the fourth quarter of 2003, CI Financial acquired Synergy Asset Management Inc. and the Canadian operations of Assante Corporation. Sun Life Financial supported the transaction and maintained its 34% ownership interest in CI Funds by acquiring additional CI Financial common shares for $266 million.
     On June 3, 2004, the Company sold two distribution subsidiaries, IQON Financial Management Inc. and Synera Financial Services Inc., to Assante Corporation.
Clarica U.S. Inc.
     On January 7, 2003, the Company sold Clarica U.S. Inc. (a subsidiary acquired as part of its acquisition of Clarica Life Insurance Company (Clarica) in 2002) to Midland National Life Insurance Company after concluding that it was not a strategic fit with the Company’s U.S. operations.
Sun Life Financial United Kingdom Operations
     On February 28, 2003, the Company sold its United Kingdom group income protection business as well as the renewal rights to its group life business to UNUM Limited.
Sun Life Financial Asia Operations
     In the first quarter of 2005, Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright), the Company’s joint venture in China, received regulatory approvals from the China Insurance Regulatory Commission to start selling life insurance products in Hangzhou, the capital city of the Zhejiang province. In the second quarter of 2005 the Company received approval to commence selling group insurance. Sales in Hangzhou began in September, while group insurance sales commenced in the fourth quarter.
     On October 18, 2005, the Company completed its acquisition of CMG Asia Limited, CMG Asia Trustee Company Limited, CommServe Financial Limited and Financial Solutions Limited, which together formed the Hong Kong individual life insurance, group insurance and group pension and brokerage operations of Commonwealth Bank of Australia. This acquisition enhanced Sun Life Financial’s position in the Hong Kong life insurance market and gave

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it a strong presence in the pension and group insurance markets. As a result of this transaction, the Company now has a more solid platform that it can use as a base for further expansion in Asia.
Other Operations
     On August 26, 2005, the Company sold its 31.72% investment in Administradora de Findos de Pensiones Cuprum S.A., a Chilean pension fund manager, to Empresas Penta S.A.
BUSINESS OF SUN LIFE FINANCIAL
General Summary
     Sun Life Financial is a leading international financial services organization, providing a wide range of savings, retirement, pension, mutual funds, investment management, and life and health insurance products and services to individual and corporate customers. At December 31, 2005, Sun Life Financial was one of the three largest Canadian life insurance organizations based on total assets under management of $387 billion. Sun Life Financial recorded total revenue of $21.9 billion and common shareholders’ net income of $1.8 billion for the year ended December 31, 2005. As at that date, SLF Inc. and its subsidiaries had approximately 14,300 employees worldwide. Sun Life Financial also has an extensive global distribution network consisting of career sales forces in certain countries, independent insurance agents, managing general agents, investment dealers and banks.
     Sun Life Financial divides its operations into reportable segments that reflect management and internal financial reporting structures. Each segment has its own management responsible for financial performance. As at December 31, 2005, the Company had five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS, Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. The Corporate segment includes Sun Life Financial’s United Kingdom operations (SLF U.K.), its active and run-off reinsurance businesses, and income and expenses of a corporate nature not attributable to other segments.
     The business of the Company and its operating segments, including its risk management policies and investment activities, are described in more detail in SLF Inc.’s 2005 MD&A which is incorporated by reference in this AIF.
Wealth and Protection Industries
     The wealth and protection industries cover a wide array of products and services including savings and retirement vehicles, pensions and mutual funds, investment management and life and health insurance products and services. These industries are transforming rapidly in response to demographic shifts, changing customer expectations, changing government regulations, advances in technology, increased competition and consolidation. Dependency ratios (the ratio of non-workers to workers) are rising in the more mature economies while declining in emerging economies. As a result, there is expected to be an increased demand for retirement products and long-term care insurance in the developed countries, while products that combine wealth protection with investment opportunities are expected to become increasingly popular in the developing countries.
     Increasing life expectancies and an aging population have highlighted North American demographic shifts and, along with certain economic events, have given rise to several key trends.
     The first trend is the maturing of the protection market in North America. This trend has resulted in a decline in the importance of traditional life insurance products. At the same time, under-funded healthcare systems have propelled consumers to focus on products that protect against the potentially devastating impact of critical or long-term illnesses on family savings.
     The second trend is an increased emphasis in North America on retirement planning and saving. Concerns about the future of government pension plans have highlighted the need for financial products that will supplement this traditional source of retirement income. Customers are becoming more sophisticated and are increasingly concerned

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about the risk of outliving their savings. As a consequence, there has been a shift from traditional life insurance products to savings vehicles such as annuities and mutual and segregated funds, including self-directed investments. Finally, the downturn of the North American equity markets in the early 2000s heightened consumers’ awareness of the value of asset allocation and diversification and led to a greater interest in guarantees.
     The financial services industry in Asia ranges from mature well-developed markets to emerging, high growth markets that in many cases are still largely state-dominated. While growth in insurance premiums in the emerging markets has outpaced some of the more mature markets in other parts of the world, the percentage of insurance premiums to gross domestic product still remains relatively low, indicating significant untapped potential for growth. As the level of affluence rises in these markets, the demand for savings and investment vehicles is expected to increase.
Products and Distribution
     Financial services companies, particularly in North America and Asia, are increasing their focus on multiple distribution channels, including independent third party brokers and financial planners, and making increasing use of electronic communication channels, such as the Internet, to target customers and provide enhanced service. The development of effective and efficient distribution systems is becoming increasingly important to attract and maintain relationships with more sophisticated customers.
     The Company’s products and services as well as their methods of distribution are described in SLF Inc.’s 2005 MD&A under the heading “Business Overview”.
Competition
     The markets in which Sun Life Financial engages are highly competitive. Sun Life Financial’s competitors include not only other insurance companies, but also investment managers, mutual fund companies, banks, financial planners and other financial service providers. Frequently competition is based on pricing and the ability to provide value-added services to distributors and customers. Increased competition has been a contributing factor to the global trend of consolidation within the financial services industry.
     Mergers and acquisitions in the Canadian insurance industry over the past three years have significantly changed the competitive landscape, as the three largest companies now serve more than two-thirds of the Canadian insurance market. In the United States, the market is more fragmented, raising the likelihood of consolidation as insurers look to achieve scale to compete effectively.
     Changes in the regulation of the financial services industry in North America have reduced the traditional barriers between the banking, insurance and investment industries, heightening competition in these markets. Canadian financial services legislation provides a regulatory framework for further convergence of the banking, insurance and investment industries and several major Canadian banks have significant securities, wealth management and insurance operations. At present, there is no clear timetable for the Government to announce possible legislation or policy changes relating to bank/bank and bank/insurer mergers and acquisitions. The legislation governing Canada’s federally regulated financial institutions is subject to review every five years. The next review is scheduled to occur in 2006.
     Within the emerging market sector, the regulatory environments are moving towards market liberalization, opening their markets to foreign participants and aligning their regulatory environments more closely with standards prevalent in more mature markets. In 2004, China lifted its previous restrictions that limited foreign insurers to 15 cities and that prohibited the sale of group insurance. India is planning to open up the pension market and continues to consider increasing the limits on foreign ownership of insurance companies from 26% to 49%.
MANAGEMENT’S DISCUSSION AND ANALYSIS
     SLF Inc.’s 2005 MD&A is incorporated by reference into this AIF and should be read in conjunction with SLF Inc.’s 2005 Consolidated Financial Statements.

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CAPITAL STRUCTURE
General
     SLF Inc.’s authorized capital consists of unlimited numbers of common shares (Common Shares), Class A Shares (the Class A Preferred Shares) and Class B Shares (the Class B Preferred Shares), each without nominal or par value.
     The Class A Preferred Shares and Class B Preferred Shares may be issued in series as determined by SLF Inc.’s Board of Directors. The Board is authorized to fix the number, consideration per share, designation, and rights and restrictions attached to each series of shares. The holders of Class A Preferred Shares and Class B Preferred Shares are not entitled to any voting rights except as described below or as otherwise provided by law. Three series of Class A Preferred Shares have been created, designated the Class A Non-Cumulative Preferred Share Series 1 (Class A Preferred Shares Series 1), the Class A Non-Cumulative Preferred Shares Series 2 (Class A Preferred Shares Series 2) and Class A Non-Cumulative Preferred Shares Series 3 (Class A Preferred Shares Series 3).
     As at January 31, 2006, the issued share capital of SLF Inc. consisted of 581,788,975 Common Shares, 16,000,000 Class A Preferred Shares Series 1, 13,000,000 Class A Preferred Shares Series 2 and 10,000,000 Class A Preferred Shares Series 3. The Common Shares, Class A Preferred Shares Series 1, Class A Preferred Shares Series 2 and Class A Preferred Shares Series 3 are widely held. The Common Shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Philippine Stock Exchange (PSE). The Class A Preferred Shares Series 1, the Class A Preferred Shares Series 2 and the Class A Preferred Shares Series 3 are listed on the TSX.
Common Shares
     Each Common Share is entitled to one vote at meetings of the shareholders of SLF Inc. except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Common Share is entitled to receive dividends if and when declared by the Board of Directors of SLF Inc. All dividends must be declared and paid in equal amounts per share on all Common Shares, subject to the rights of holders of the Class A Preferred Shares and Class B Preferred Shares. Holders of Common Shares will participate in any distribution of the net assets of SLF Inc. upon its liquidation, dissolution or winding-up on an equal basis per share, subject to the rights of the holders of the Class A Preferred Shares and Class B Preferred Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the Common Shares.
Class A Preferred Shares
     The Class A Preferred Shares of each series rank on a parity with the Class A Preferred Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class A Preferred Shares are entitled to preference over the Class B Preferred Shares, the Common Shares and any other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the Class A Preferred Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Preferred Shares held for that purpose.
     The Class A Preferred Shares Series 1 were issued for $25 per share and holders are entitled to receive, non-cumulative quarterly dividends of $0.296875 per share. Subject to regulatory approval, on or after March 31, 2010, SLF Inc. may redeem these shares in whole or in part at a declining premium. At any time, subject to regulatory approval, SLF Inc. may issue a separate series of Class A Preferred Shares and holders of the Class A Preferred Shares Series 1 would be able to convert their Class A Preferred Shares Series 1 shares into the new series of Class A Preferred Shares. Additional information concerning these preferred shares is contained in the prospectus issued on February 17, 2005, which may be accessed at www.sedar.com.
     The Class A Preferred Shares Series 2 were issued for $25 per share and the holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share. Subject to regulatory approval, on or after September 30, 2010, SLF Inc. may redeem these shares in whole or in part at a declining premium. At any time, subject to regulatory approval, SLF Inc. may issue a separate series of Class A Preferred Shares and holders of the Class A Preferred Shares Series 2

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would be able to convert their Class A Preferred Shares Series 2 shares into the new series of Class A Preferred Shares. Additional information concerning these preferred shares is contained in the prospectus issued on July 8, 2005, which may be accessed at www.sedar.com.
     The Class A Preferred Shares Series 3 were issued for $25 per share and the holders are entitled to receive non-cumulative quarterly dividends of $0.278125 per share. Subject to regulatory approval, on or after, March 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. At any time, subject to regulatory approval, SLF Inc. may issue a separate series of Class A Preferred Shares and holders of the Class A Preferred Shares Series 3 would be able to convert their Class A Preferred Shares Series 3 shares into the new series of Class A Preferred Shares. Additional information concerning these preferred shares is contained in the prospectus issued on January 6, 2006, which may be accessed at www.sedar.com.
Class B Preferred Shares
     The Class B Preferred Shares of each series rank on a parity with the Class B Preferred Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class B Preferred Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the return of capital, but are subordinate to the Class A Preferred Shares and any other shares ranking senior to the Class B Preferred Shares with respect to the payment of dividends and return of capital. The special rights and restrictions attaching to the Class B Preferred Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Preferred Shares held for that purpose.
CONSTRAINTS ON SHARES
     The Insurance Act and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of a demutualized insurance company or, when a holding company structure is used, its corporate holding body. Information on those restrictions can be found in this AIF under the heading “Regulatory Matters – Canada”.
MARKET FOR SECURITIES
     Selected monthly trading information for SLF Inc.’s Common Shares on the TSX during 2005 is set out below:

Month	Price ($)			Trading Volume
	High	Low	Close	(000s)

January	40.86	38.55	40.15	20,900
February	42.46	39.10	39.10	26,391
March	42.20	38.00	39.45	29,459
April	39.93	37.18	39.28	24,922
May	40.33	38.65	39.55	21,643
June	43.18	38.57	41.27	25,842
July	45.06	41.05	44.06	20,800
August	45.70	43.15	43.80	23,191
September	45.30	42.08	43.65	27,066
October	44.61	41.75	44.05	18,953
November	47.75	43.71	46.35	30,952
December	48.44	45.39	46.73	18,819

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     Selected monthly trading information for SLF Inc.’s Class A Preferred Shares Series 1 on the TSX during 2005 is set out below:

Month	Price ($)			Trading Volume
	High	Low	Close	(000s)

March	24.34	23.80	24.15	1,644
April	24.49	23.96	24.40	2,497
May	24.90	24.30	24.75	1,732
June	25.05	24.61	24.75	2,899
July	25.00	24.58	24.80	744
August	25.10	24.51	24.90	632
September	25.18	24.71	24.94	350
October	24.93	24.57	24.65	203
November	25.70	24.60	25.35	913
December	26.30	25.08	26.00	462
     Selected monthly trading information for SLF Inc.’s Class A Preferred Shares Series 2 on the TSX during 2005 is set out below:

Month	Price ($)			Trading Volume
	High	Low	Close	(000s)

July	24.98	24.70	24.80	949
August	25.00	24.70	25.00	369
September	25.27	24.76	24.86	874
October	25.00	24.51	24.75	262
November	25.75	24.76	25.43	714
December	26.00	25.22	25.55	455
PRIOR SALES OF UNLISTED SECURITIES
     On November 23, 2005, SLF Inc. issued $600 million of Series A Unsecured Senior Fixed/Floating 4.8% Debentures due in 2035 (Series A Debentures). The Series A Debentures are not listed or quoted on a marketplace.
DIVIDENDS
     SLF Inc.’s policy is to pay dividends on its Common Shares in a range that is comparable to that of common shareholder dividends paid by other publicly traded North American financial institutions. On February 9, 2006, the Board of Directors approved an increase in the target dividend payout ratio from a range of 25% to 35% to a range of 30% to 40%. The policy is subject to periodic review by the Board of Directors. The declaration and payment of dividends is at the Board’s sole discretion and is dependent on SLF Inc.’s earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the Board’s discretion on the basis of these or other considerations.
     SLF Inc. declared total Common Share dividends of $0.68, $0.86, and $0.99 per share in 2003, 2004 and 2005, respectively. In 2005, SLF Inc. declared total dividends of $1.00 per share on its Class A Preferred Shares Series 1 and $0.553 per share on its Class A Preferred Shares Series 2.
     In early December, SLF Inc. announced the postponement from December 30, 2005 to January 3, 2006 of the quarterly dividends payable to holders of Common Shares, Class A Preferred Shares Series 1 and Class A Preferred Shares Series 2 of record on November 23, 2005. This change was made to enable Canadian shareholders to take advantage of the announced Canadian legislation which, if passed, will reduce the effective income tax rate on dividend income for individual taxpayers starting in January 2006.
     SLF Inc. is prohibited under the Insurance Act from declaring or paying a dividend if there are reasonable grounds for believing that it is, or the payment would cause it to be, in contravention of any regulation under the Insurance Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity, or

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any direction to SLF Inc. made by the Superintendent of Financial Institutions, Canada (the Superintendent) pursuant to subsection 515(3) of the Insurance Act regarding its capital or liquidity. In addition, the Insurance Act prohibits an insurance company from declaring or paying a dividend without the Superintendent’s approval if the total of all dividends declared by that company in that year would exceed the aggregate of the company’s net income up to the date of the dividend and its retained net income for the preceding two years. As of the date hereof, these limitations would not restrict a payment of dividends on SLF Inc.’s shares, and no such direction to SLF Inc. has been made. In addition, SLF Inc. must provide at least 10 days’ prior notice to the Superintendent before paying any dividends and, in certain limited circumstances, would be required to obtain the Superintendent’s approval before declaring or paying dividends.
     As a holding company, SLF Inc. depends primarily on the receipt of funds from its subsidiaries to pay shareholder dividends and operating expenses. The source of these funds is primarily dividends and capital repayments that SLF Inc. receives from its subsidiaries. The inability of its subsidiaries to pay dividends or return capital in the future may materially impair SLF Inc.’s ability to pay dividends to shareholders or to meet its cash obligations. Additional information concerning legislation regulating the ability of SLF Inc.’s subsidiaries in Canada, the U.S. and the U.K. to pay dividends or return capital can be found in this AIF under the heading “Regulatory Matters”.
     SLF Inc. and Sun Life Assurance have covenanted that, if a distribution is not paid when due on any outstanding Sun Life ExchangEable Capital Securities (the SLEECS) issued by Sun Life Capital Trust, a subsidiary of Sun Life Assurance, Sun Life Assurance will not pay dividends on its “Public Preferred Shares”, if any are outstanding. If no Public Preferred Shares are outstanding, SLF Inc. will not pay dividends on its preferred shares or Common Shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. “Public Preferred Shares” means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million. None of Sun Life Assurance’s issued shares, as at the date of this AIF, qualify as “Public Preferred Shares”.
SECURITY RATINGS
     The following table summarizes the security ratings that SLF Inc. has received from two approved rating agencies pertaining to its outstanding securities as at the date of this AIF. Approved rating agencies are defined by Canadian securities laws to mean Dominion Bond Rating Service Limited (DBRS), Fitch Ratings Ltd. (Fitch), Moody’s Investors Service (Moody’s) and Standard & Poor’s (S&P).

Security	DBRS	S&P
Class A Preferred Shares Series 1	Pfd-1 n (low)	P-1 (low)/A
Class A Preferred Shares Series 2	Pfd-1 n (low)	P-1 (low)/A
Class A Preferred Shares Series 3	Pfd-1 n (low)	P-1 (low)/A
Series A Debentures	AA (low)	AA-

     The security ratings accorded to securities by the rating agencies are not a recommendation to purchase, hold or sell these securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.
DBRS Ratings
     DBRS’s ratings for long-term debt range from “AAA” to “D” and its ratings for preferred shares range from Pfd-1 to D. These ratings are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. These ratings are appended with one of three rating trends — “Positive”, “Stable”, or “Negative”. The ratings trend help to give investors an understanding of DBRS’s opinion regarding the outlook for the rating in question. The “n” designation is attached to all ratings for securities that are non-cumulative. DBRS believes that risk added under a non-cumulative covenant is a market risk and not a credit risk. DBRS will attach the “y” appendage to a rating of

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securities that carry unique covenants, such as interest deferral, that can add a variety of risks that are not captured in the DBRS rating.
     SLF Inc.’s Class A Preferred Shares Series 1, Class A Preferred Shares Series 2 and Class A Preferred Shares Series 3 have been assigned a Pfd-1 rating by DBRS, first out of 6 on the rating scale, as they are considered to be of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics. SLF Inc.’s Series A Debentures have been assigned an AA (low) rating by DBRS, second out of 10 on the rating scale, as they are considered to be of superior credit quality with a high level of protection of interest and principal.
S&P’s Ratings
     S&P’s ratings for long-term debt range from “AAA” to “D” and provide an opinion of the creditworthiness of an obligor with respect to a specific financial obligation. These ratings are based, in varying degrees, on the considerations of likelihood of payment capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The rating definitions are expressed in terms of default risk. The ratings from “AA” to “CCC” may be modified by the addition of a plus “+” or minus “-” sign to show relative standing within the major rating categories. A rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions.
     SLF Inc.’s Series A Debentures have been assigned an AA- (positive) rating by S&P, second out of 10, on the rating scale. The AA rating denotes that the specific obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other obligations in higher rated categories. However, SLF Inc.’s capacity to meet its financial obligation is still strong.
     S&P’s Canadian preferred share rating scale expresses preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market for a number of years. An S&P preferred share rating on the Canadian scale is a current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. The Canadian scale rating is fully determined by the applicable global scale rating and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.
     SLF Inc.’s Class A Preferred Shares Series 1, Class A Preferred Shares Series 2 and Class A Preferred Shares Series 3 have been assigned a P-1 rating by S&P, which is first out of 5 on the Canadian Preferred ratings scale and A rating which is fourth out of 20 on the Global Preferred scale. The P-1 (low)/A rating denotes that the specific obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other obligations in higher rated categories. However, SLF Inc.’s capacity to meet its financial commitment is still strong.
ASSET-BACKED SECURITIES
     Sun Life Financial issues asset-backed securities from time as part of its normal course of business. The details of Sun Life Financial’s asset securitization program are presented in SLF Inc.’s 2005 MD&A under the heading “Financial Position And Liquidity – Off-Balance Sheet Arrangements – Asset Securitization” and in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.

Sun Life Financial Inc. 2005 Annual Information Form	9

TRANSFER AGENTS AND REGISTRAR
     The transfer agents for SLF Inc.’s Common Shares and the location of the registrar of transfers of the Common Shares are as follows:

Shareholder’s Country of	Transfer Agent and Location
Residence

Canada and the United States	CIBC Mellon Trust Company PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9

United Kingdom	Capita IRG Plc Bourne House, 34 Beckenham Road, Beckenham, Kent, United Kingdom BR3 4TU

Philippines	The Hong Kong and Shanghai Banking Corporation Limited 30/F The Discovery Suites, #25 ADB Avenue, Ortigas Centre, Pasig, Metro Manila, Philippines

Hong Kong	Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

     CIBC Mellon Trust Company Limited is the transfer agent for SLF Inc.’s Class A Preferred Shares Series 1, Class A Preferred Shares Series 2 and Class A Preferred Shares Series 3 and the registrar for SLF Inc.’s Series A Debentures. The register of transfers for these securities is located at PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9.
DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
     At December 31, 2005, the Board of Directors of SLF Inc. had four standing committees: (1) Audit and Conduct Review, (2) Risk Review, (3) Management Resources, and (4) Governance.
     The following table sets out the Directors of SLF Inc. as of the date of this AIF and, for each Director, the province or state and country of his or her residence, principal occupation, years as a Director, and membership on board committees. The term of each Director expires at the close of business of the Annual Meeting in 2006. Each of the Directors of SLF Inc. is an independent Director, except Messrs. Stewart and Prieur who are executive officers of SLF Inc.

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	Name and
	Province/State and
	Country of	Principal	Director Since	Board Committee
	Residence	Occupation		Membership

	James C. Baillie Ontario, Canada	of Counsel, Torys LLP	2000	Audit and Conduct Review Risk Review

	George W. Carmany, III Massachusetts, USA	President, G.W. Carmany and Company, Inc.	2004	Management Resources Risk Review

	John H. Clappison Ontario, Canada	Retired Greater Toronto Area Managing Partner, PricewaterhouseCoopers LLP	2006	Audit and Conduct Review Risk Review

	William R. Fatt Ontario, Canada	C.E.O., Fairmont Hotels & Resorts Inc.	2001	Management Resources Risk Review

	David A. Ganong New Brunswick, Canada	President, Ganong Bros. Limited	2002	Governance Management Resources

	Germaine Gibara Quebec, Canada	President, Avvio Management Inc.	2002	Audit and Conduct Review Governance

	Krystyna T. Hoeg Ontario, Canada	President & C.E.O., Corby Distilleries Limited	2002	Audit and Conduct Review Risk Review

	David W. Kerr Ontario, Canada	Chairman, Falconbridge Limited	2004	Audit and Conduct Review Management Resources

	Idalene F. Kesner Indiana, USA	Chairperson, MBA Program, Frank P. Popoff Chair of Strategic Management, Kelley School of Business, Indiana University	2002	Governance Risk Review

	Bertin F. Nadeau Quebec, Canada	Chairman and C.E.O., GescoLynx Inc.	1999	Governance Management Resources

	Ronald W. Osborne Ontario, Canada	Chairman SLF Inc. and Sun Life Assurance	1999	Audit and Conduct Review[1] Governance Management Resources[1] Risk Review[1]

	C. James Prieur Ontario, Canada	President & C.O.O., SLF Inc. and Sun Life Assurance	2002	(none)

	Donald A. Stewart Ontario, Canada	C.E.O., SLF Inc. and Sun Life Assurance	1999	(none)

	W. Vickery Stoughton California, USA	Principal, Anvil Entertainment Inc. and Partner, Wear It Now	1999	Governance Management Resources

[1]	Mr. Osborne is an ex-officio member of these committees.

     Each Director of SLF Inc. has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except Mr. Osborne who, prior to December 2003, was President and Chief Executive Officer of Ontario Power Generation Inc.
     To the knowledge of the Company, no Director or executive officer of the Company is or has been, in the 10 years before the date of this AIF, a Director or executive officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a Director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities

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legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Professor Kesner, a Director of SLF Inc., was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003 Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Ms. Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;
(ii)	Messrs. Ganong and Osborne, Directors of SLF Inc., were directors of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act in April 2003. Air Canada successfully emerged from those proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada; and
(iii)	Mr. Stoughton, a Director of SLF Inc., was a director of Careside, Inc. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2002. Mr. Stoughton is no longer a director of Careside, Inc.
Audit and Conduct Review Committee
     The responsibilities and duties of the Audit and Conduct Review Committee are set out in its charter, a copy of which is attached as Appendix B.
     The Board of Directors has determined that each member of its Audit and Conduct Review Committee is independent and financially literate. In the Board’s judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
     The members of the Audit and Conduct Review Committee as of the date of this AIF and their qualifications and education are set out below.
     Krystyna T. Hoeg (Chair) received her designation as a Chartered Accountant in Canada in 1980 while working at the firm of Touche Ross. She joined the Allied Domecq group of companies in 1985 and has held a number of senior financial positions with Hiram Walker & Sons Ltd., Hiram Walker – G&W Ltd. and Allied Domecq. In 1996, she was appointed President and Chief Executive Officer of Corby Distilleries Limited, now a member of the Pernod Richard group of companies. Ms. Hoeg joined the board of directors and audit committee of Clarica in 1999 and was appointed Chair of Clarica’s audit committee in 2000. She joined the Boards of Directors and the Audit and Conduct Review Committees of SLF Inc. and Sun Life Assurance in 2002 and became a member of their Risk Review Committees in 2004. In 2005, she was appointed Chair of the Audit and Conduct Review Committee. Ms. Hoeg is also a director and a member of the audit committee of Ganong Bros. Limited and a director of Shoppers Drug Mart Corporation.
     James C. Baillie is of Counsel at Torys LLP, a Toronto-New York business law firm. He was called to the Bar in 1963 and has been with the Torys firm since then, first as an associate, then a partner, then of Counsel. The only exception is his service as Chairman of the Ontario Securities Commission from 1979 to 1981. Mr. Baillie joined the Boards of Directors of SLF Inc. and Sun Life Assurance in 2000. He joined the Audit and Conduct Review Committees of SLF Inc. and Sun Life Assurance in 2001 and became a member of their Risk Review Committees in 2003. He was appointed the Chairman of the Risk Review Committees in 2004. Mr. Baillie is a director of MFS and the chair of its audit committee. He is also the Chair of the Auditing and Assurance Standards Oversight Council, which oversees the Assurance Standards Board, a national body with the authority and responsibility for setting auditing and assurance standards for the public and private sectors in Canada. He is a director of Decision Dynamics Technology Ltd.
     John H. Clappison is a Chartered Accountant who joined the firm of Price Waterhouse in 1968. He became a Partner of the firm in 1980 and in 1990 became Managing Partner of the Greater Toronto Area office, a position he

Sun Life Financial Inc. 2005 Annual Information Form	12

continued to hold after the merger of Price Waterhouse with Coopers & Lybrand in 1998 until he retired in December 2005. He was appointed a Fellow of the Institute of Chartered Accountants of Ontario in 1988. He has lectured on accounting practices at Ryerson University, the University of Toronto and the Ontario Institute of Chartered Accountants School of Accountancy. Mr. Clappison joined the Boards of Directors, the Audit and Conduct Review Committees and the Risk Review Committees of SLF Inc. and Sun Life Assurance in 2006. He is a director of Cameco Corporation and Summit Energy Management Inc. He is currently a Trustee of the Shaw Festival Theatre Endowment Foundation and a member of the Board of Trustees and chairman of the finance and audit committee of The Art Gallery of Ontario Endowment Foundation.
     Germaine Gibara received her designation as a Certified Financial Analyst in 1984. She received a Masters of Economics and Political Science degree from Dalhousie University and completed the Program for Management Development at Harvard Business School. Ms. Gibara has held senior positions with a number of financial service and resource-based companies, including Alcan Automotive Structures, TAL Global Asset Management Inc. and Caisse de depot et placement du Quebec. She is currently President of Avvio Management Inc. Ms. Gibara joined the Clarica Board of Directors in 1997. She joined the Boards of Directors and Risk Review Committees of SLF Inc. and Sun Life Assurance in 2002 and joined their Audit and Conduct Review Committees in 2004. Ms. Gibara is a director of the CPP Investment Board and is a director of the Canadian Auditing and Assurance Standards Oversight Council. She is also a director of Agrium Inc. and a director and member of the audit committee of Cogeco Cable Inc. and St. Lawrence Cement Group Inc. She was a director of the Economic Council of Canada between 1991 and 1993.
     David W. Kerr received his designation as a Chartered Accountant in Canada in 1969 while working at the firm of Touche Ross. He joined what became the Brascan Corporation group of companies in 1972, serving in various senior financial positions. Most recently, he was President and Chief Executive Officer of Falconbridge Limited (formerly Noranda Inc.) from 1990 to 2002. In 2002, he became Chairman of Falconbridge Limited. Mr. Kerr joined the Boards of Directors and Audit and Conduct Review Committees of SLF Inc. and Sun Life Assurance in December 2004. He is also a director and member of the audit committee of Shell Canada Limited and Chair of the audit committee of Sustainable Development Technology Canada.
     SLF Inc.’s Board of Directors has determined that Ms. Krystyna T. Hoeg is an audit committee financial expert as defined by the SEC and is independent as defined by the NYSE’s corporate governance standards. The SEC has indicated that the designation of a person as an audit committee financial expert does not make that person an “expert” for any purpose, or impose any duties, obligations or liabilities on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

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Executive Officers
As at the date of this AIF, the executive officers of SLF Inc. were as follows:

Name and
Province/State and
Country of Residence	Position

Donald A. Stewart Ontario, Canada	Chief Executive Officer

C. James Prieur Ontario, Canada	President and Chief Operating Officer

James M.A. Anderson Ontario, Canada	Executive Vice-President and Chief Investment Officer

Thomas A. Bogart Ontario, Canada	Executive Vice-President and Chief Legal Officer

David W. Davies Epsom, Surrey, United Kingdom	Chairman, Sun Life Assurance Company of Canada (U.K.) Limited

Paul W. Derksen Ontario, Canada	Executive Vice-President and Chief Financial Officer

Kevin P. Dougherty Ontario, Canada	President, Sun Life Financial Canada

Robert W. Mansbridge Ontario, Canada	Executive Vice-President and Chief Information Officer

Robert C. Salipante Massachusetts, USA	President, Sun Life Financial United States

Michael P. Stramaglia Ontario, Canada	Executive Vice-President and Chief Asset & Liability Officer

     Each executive officer of SLF Inc. has held his current position or other senior positions with Sun Life Financial during the past five years with the following exceptions: Prior to September 2002, Mr. Davies was Trustee and Advisor for Alba Life, Police Mutual Friendly Society and Life Assurance Holding Corporation Limited, and prior to March 2002, he was Chief Executive for Royal National Pension Fund for Nurses. Prior to April 2005, Mr. Mansbridge was Vice-President, Information Technology with ATI Technologies. Prior to January 2004, he was Senior Vice-President and Chief Information Officer with Celestica Incorporated and prior to January 2002, Vice-President, Information Technology, Americas with Celestica Incorporated. Prior to February 2003, Mr. Salipante was a private consultant, and prior to April 2002, he was President and General Manager of ING U.S. Financial Services. Prior to December 2002, Mr. Stramaglia was Executive Vice-President, Reinsurance and Chief Investment Officer of Clarica.
Shareholdings of Directors and Executive Officers
     As at December 31, 2005, SLF Inc.’s Directors and executive officers, as a group, owned, directly or indirectly, or had voting control or direction over 282,017 Common Shares of SLF Inc., or less than 1% of the total Common Shares outstanding.
CODE OF ETHICS
     SLF Inc.’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets an ethical “tone from the top” and satisfies itself that senior management sustains a culture of integrity throughout the organization. The Board has adopted the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and Vice-President and Controller. It is posted on the Sun Life Financial website: www.sunlife.com. The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. The Governance Committee reviews and makes recommendations to the Board of Directors on amendments to the Code of Business Conduct. No waivers of the Code for directors or executive officers have been granted.

Sun Life Financial Inc. 2005 Annual Information Form	14

PRINCIPAL ACCOUNTANT FEES AND SERVICES
     For the years ended December 31, 2005 and 2004, the fees incurred by Sun Life Financial for audit work performed by Deloitte & Touche LLP were as follows:

	Year Ended December 31
($ millions)	2005	2004

Audit Services	13.6	10.2

Audit-Related Services	3.6	3.5

Tax Services	0.6	2.2

Other Services	0.7	0.4

Audit Fees
     Audit fees were paid for professional services rendered by the auditors for the audit of Sun Life Financial’s annual financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.
Audit-Related Fees
     Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees category above. These services consisted primarily of reviews of the Company’s internal control reporting preparedness, Association of Investment Management and Research verifications, and employee benefit plan audits.
Tax Fees
     Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included the review of original and amended tax returns, assistance with questions regarding tax audits and refund claims, tax planning and advisory services relating to domestic and international taxation.
Other Fees
     Other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.
Policy for Approval of Auditor Services
     SLF Inc. has established a policy requiring pre-approval of services provided by its external auditors, a copy of which is attached as Appendix C. All fees paid to SLF Inc.’s external auditors since the policy was established have been approved by the Audit and Conduct Review Committee in accordance with the policy in effect at the relevant time. None of the services described in the table above were approved by the Audit and Conduct Review Committee pursuant to the de minimis exception in paragraph (c)(7)(i)(C) of SEC Rule 2-01 of Regulation S-X.
INTERESTS OF EXPERTS
     Deloitte & Touche LLP, the external auditors of SLF Inc., provided an audit opinion on SLF Inc.’s 2005 Consolidated Financial Statements.
     Robert W. Wilson, SLF Inc.’s Appointed Actuary, provided an opinion on the value of policy liabilities for SLF Inc.’s consolidated balance sheets at December 31, 2005 and 2004 and the change in the consolidated statements of operations for the years then ended. Mr. Wilson owned beneficially, directly or indirectly, less than 1% of all outstanding securities or other property of SLF Inc. or its affiliates when he prepared that opinion, or after that opinion was prepared, and he does not expect to receive any such securities or other property in excess of that amount in the future.

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REGULATORY MATTERS
     Sun Life Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business.
Canada
General
     SLF Inc. is governed by the Insurance Act. The Insurance Act is administered, and the activities of Sun Life Financial are supervised, by OSFI. SLF Inc. has all the powers and restrictions applicable to life insurance companies governed by the Insurance Act. The Insurance Act permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking services, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal and merchant banking services.
     The Insurance Act requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies’ affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing certain aspects of insurance companies’ businesses.
     OSFI supervises SLF Inc. on a consolidated basis to ensure that it has an overview of activities of SLF Inc. and its consolidated subsidiaries. This consolidated regulation includes the ability to review both insurance and non-insurance activities, whether inside or outside of Canada, conducted by subsidiaries of SLF Inc. and adequate supervisory power to bring about corrective action.
Investment Powers
     Under the Insurance Act, a life insurance company must maintain a prudent portfolio of investments, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and, in some cases, the need for regulatory approvals) limit the type of investments which Sun Life Financial can make in excess of 10% of the voting rights or 25% of the equity of any entity.
Capital and Surplus Requirements
     In July 2005, OSFI issued guidelines which set out the framework within which the Superintendent will assess whether regulated insurance holding companies and non-operating life companies (collectively, Insurance Holding Companies) are maintaining adequate capital. Under these guidelines, Insurance Holding Companies and certain of their foreign life insurance company subsidiaries (significant foreign life subsidiaries), will not be subject, to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. The new capital requirements do not establish minimum or targeted capital requirements for Insurance Holding Companies. Rather, Insurance Holding Companies, such as SLF Inc., will be expected to manage their capital in a manner commensurate with their risk profile and control environments. Significant foreign life subsidiaries will not be subject to the MCCSR rules, but are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. For the purposes of determining available capital, an Insurance Holding Company will deduct the capital of its significant foreign life subsidiaries and then add back any excess capital or deduct any capital deficit of such subsidiaries, based upon the capital adequacy rules of the jurisdictions in which those subsidiaries operate (see Regulatory Matters – United States). The Company expects that its principal operating life insurance company in the United States, Sun Life Assurance Company of Canada (U.S.), will be qualified as a significant foreign life subsidiary. The Company has revised its capital policy to accommodate the new holding company capital guidelines.
     Sun Life Assurance continues to be subject to the MCCSR rules on a consolidated basis. The MCCSR calculation involves applying quantitative factors to specific assets and liabilities, as well as to certain off-balance sheet items, based on the following risk components: (i) asset default risk, (ii) mortality/morbidity and lapse risk, (iii) interest margin pricing risk, (iv) changes in interest rate environment risk, (v) segregated fund risk, and (vi) off-balance sheet exposure. The total capital required is the sum of the capital required calculated for each of the six risk components referred to above. OSFI uses this total, in conjunction with the amount calculated as available capital, together with other considerations, in assessing the capital adequacy of Canadian life insurance companies. OSFI generally expects Canadian life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the

Sun Life Financial Inc. 2005 Annual Information Form	16

relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2005 exceeded the levels that would require any regulatory or corrective action.
     The principal elements used to calculate available capital for Insurance Holding Companies and for Canadian life insurance companies include common shares, contributed surplus, retained earnings, reported surplus, unamortized deferred realized and unrealized gains and certain losses on investments not taken into account in the valuation of liabilities, a certain portion of actuarial liabilities related to future policyholder termination dividends, preferred shares, qualifying innovative capital instruments and subordinated debt. Funds raised by Insurance Holding Companies or Canadian life insurance companies through borrowing or issuing securities are treated as different categories of available capital, depending on the characteristics of the instrument issued.
     Insurance Holding Companies and Canadian life insurance companies must then reduce the amount of their available capital by the aggregate of their goodwill and controlling interests in non-life financial corporations, non-controlling substantial investments in corporations, a portion of negative policy reserves and cash value deficiencies and reserves on reinsurance ceded to unregistered reinsurers. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks.
Restrictions on Dividends and Capital Transactions
     The Insurance Act prohibits the declaration or payment of dividends on shares of an Insurance Holding Company or a Canadian life insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company not to have adequate capital or liquidity and requires that companies notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment and, in certain circumstances, requires the prior approval of the Superintendent.
     The Insurance Act also prohibits the purchase for cancellation of shares issued by an Insurance Holding Company or a Canadian life insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company is, or the payment would cause the company not to have adequate capital or liquidity. Further, any purchase for cancellation of any shares issued by an Insurance Holding Company or a Canadian life insurance company or the redemption of redeemable shares or similar capital transactions is prohibited without the prior approval of the Superintendent.
Restrictions on Ownership
     The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. Pursuant to these restrictions, no person is permitted to acquire any shares of SLF Inc. if the acquisition would cause the person to have a “significant interest” in any class of shares of SLF Inc., without the prior approval of the Minister of Finance of Canada. In addition SLF Inc. is not permitted to record any transfer or issue of shares of SLF Inc. if the transfer or issue would cause the person to have a significant interest in SLF Inc., unless prior approval is obtained from the Minister of Finance of Canada. No person who has a significant interest in SLF Inc. may exercise any voting rights attached to the shares held by that person, unless that prior approval of the Minister of Finance of Canada is obtained. A person has a significant interest in a class of shares where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and any person acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares.
     Under the Insurance Act, the Minister of Finance of Canada may approve only the acquisition of a significant interest of up to 30% of any class of non-voting shares and up to 20% of a class of voting shares, provided that the person acquiring those shares does not have direct or indirect influence over SLF Inc. that, if exercised, would result in that person having control in fact of SLF Inc. In addition, the Insurance Act prohibits life insurance companies, including SLF Inc., from recording a transfer or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.
     SLF Inc. is required to continue to control, but not wholly own, Sun Life Assurance. Any shares of Sun Life Assurance that are not owned by SLF Inc. are required to meet the widely held criteria (no individual may own more

Sun Life Financial Inc. 2005 Annual Information Form	17

than 10% of any class of shares without prior Minister approval). The 20% limit on voting share ownership and 30% limit on non-voting share ownership apply to the direct and indirect cumulative ownership of Sun Life Assurance, with the effect that no single investor will be able to use the holding company structure to exceed the ownership restrictions.
Appointed Actuary
     In accordance with the Insurance Act, SLF Inc.’s Board of Directors has appointed a Fellow of the Canadian Institute of Actuaries as its “Appointed Actuary”. The Appointed Actuary is required to provide an opinion on the value of the Company’s consolidated policy liabilities as at the end of each period in accordance with accepted actuarial practices, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provisions for all obligations to policyholders and whether the valuation of liabilities is fairly presented in the consolidated financial statements. The Insurance Act requires that the Appointed Actuary meet with the Board of Directors or the Audit and Conduct Review Committee at least once in each financial year to report, in accordance with accepted actuarial practice, on the Company’s financial position and its expected future financial condition. The Appointed Actuary is required to report to the Chief Executive Officer and the Chief Financial Officer of SLF Inc. if the Appointed Actuary identifies any matters which, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of SLF Inc.
Provincial/Territorial Insurance Regulation
     Sun Life Financial is subject to provincial regulation and supervision in each province and territory in Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Sun Life Financial is licensed to transact business in all provinces and territories in Canada.
Privacy of Customer Information
     Canadian federal, and some provincial, laws and regulations require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. These laws also regulate disclosure of customer information.
Securities Laws
     Certain of SLF Inc.’s subsidiaries, including McLean Budden Limited and Clarica Investco Inc., certain of their employees or sales representatives and certain of the products offered by these subsidiaries are registered with provincial and territorial securities commissions and are subject to regulation and supervision under securities laws in each of the provinces and territories of Canada.
United States
General Regulation at the State Level
     In the United States, each state, the District of Columbia, and U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. However, the state of domicile of the insurer is the primary regulator of the company. Most jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers. In addition, the laws of the various states establish state insurance departments with broad administrative powers to approve policy forms and related materials and, for certain lines of insurance, approve rates, grant and revoke licenses to transact business, regulate trade practices, license agents, require statutory financial statements and prescribe the type and amount of investments permitted. The primary purpose of such regulation by the state insurance departments is for the benefit of policyholders, rather than shareholders. Insurance companies are

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required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they are licensed, and their business and accounts are subject to examination by such agencies at any time. Regulators have discretionary authority, in connection with the continued licensing of life insurance companies, to limit or prohibit the ability to issue new policies if, in their judgment, the regulators determine that an insurer is not maintaining minimum statutory surplus or capital or if the further transaction of business would be detrimental to policyholders. As part of their routine oversight process, state insurance departments conduct detailed examinations periodically (generally every three to five years) of the books, records, accounts and market conduct of insurance companies domiciled in their states. Market conduct reviews examine, among other things, content of disclosures, illustrations, advertising, sales practices and complaint handling. Examinations are sometimes conducted in cooperation with the departments of other states under guidelines published by the National Association of Insurance Commissioners (NAIC).
     SLF Inc. is not regulated as an insurance company in the United States. SLF Inc. is the direct or indirect owner of the capital stock of Sun Life Assurance and other U.S. insurance subsidiaries that are regulated as insurance companies in the United States, and which are therefore subject to the insurance holding company legislation in the states in which they are domiciled (or deemed to be commercially domiciled). Most states have enacted legislation that generally requires each insurer that is domiciled therein and that is a member of a holding company system to register with the insurance regulatory authority of that state and, annually, to furnish those authorities certain reports including information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations. SLF Inc. has insurance subsidiaries domiciled in Delaware, Rhode Island and New York. Michigan is Sun Life Assurance’s “state of entry” and it is treated as Sun Life Assurance’s state of domicile in the United States for purposes of the insurance holding company laws. Under most states holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and equitable and such insurer’s policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states, including Michigan, require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of material intercorporate transfers of assets or other material affiliate transactions to which a domestic insurer is a party. The laws of the states in which SLF Inc.’s U.S. insurance subsidiaries are domiciled contain similar provisions with respect to such subsidiaries and their affiliates. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.
     Sun Life Assurance is licensed to transact business through its U.S. branch in every state in the United States (except New York, where it is an accredited reinsurer), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. SLF Inc.’s U.S. insurance subsidiaries are, collectively, licensed to transact business in all states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.
Restrictions on Dividends
     The U.S. insurance holding company system laws and regulations of various states regulate the amount of dividends that an insurance company may pay to its parent without prior regulatory approval. In addition, covenants in surplus notes affect SLF Inc.’s Delaware domestic insurance company’s ability to pay dividends by requiring it to maintain certain levels of surplus.
NAIC IRIS Ratios
     The NAIC has developed a set of financial relationships or “tests” known as the NAIC Insurance Regulatory Information System (IRIS) to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that may require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, is also used for monitoring. Insurance companies generally submit data to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. Generally, if four or more of an insurance company’s ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations with various degrees of supervision. For the 12 months ended December 31, 2004, the most recent period for which results are currently available, Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. insurance subsidiaries were within the usual ranges for most of the IRIS ratios. Management believes that the ratios, which were outside the usual range, did not indicate any adverse solvency issues.

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Statutory Investment and Other Valuation Reserves
     Under NAIC rules, life insurance companies must maintain an asset valuation reserve (AVR), supplemented by an interest maintenance reserve. These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of Canadian GAAP and therefore have no impact on SLF Inc.’s reported results of operations or financial position. These reserves affect the determination of statutory surplus, and changes in such reserves may impact the ability of a U.S. insurance subsidiary to pay dividends or other distributions to its parent and also may impact the amounts required to be maintained in trust by Sun Life Assurance’s U.S. branch (see discussion below under “Minimum Statutory Surplus and Capital”). The impact of the AVR, which is a provision for potential asset credit defaults, will depend upon future composition of the investment portfolios of Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. life insurance subsidiaries.
     Michigan insurance law and the laws of several other states require life insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for Sun Life Assurance’s U.S. branch must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for Sun Life Assurance’s associated contractual obligations and related expenses. Similarly, the appointed actuary for each of the U.S. life insurance subsidiaries submits an annual opinion. If such opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus.
     The NAIC revised its “Valuation of Life Insurance Policies Model Regulation” to change the minimum statutory reserve requirements for certain new individual life insurance policies. These reserve standards have been enacted by most of the states. As a result, insurers selling certain individual life insurance products such as term life insurance with guaranteed premium periods and universal life products with secondary guarantees may need to adjust reserves and/or shorten guarantee periods. While the model regulation has been enacted by most states in which Sun Life Financial has domestic companies, the enactment of the regulation has not had a material impact on Sun Life Financial. The NAIC has recently adopted revisions to certain actuarial guidance related to this regulation; however, the revisions are not expected to have a material impact on SLF Inc.
Risk-Based Capital Requirements
     In order to enhance the regulation of insurers’ solvency, the NAIC adopted a model law to implement risk-based capital requirements for life, health and property and casualty insurance companies. All states have adopted the NAIC’s model law or a substantially similar law. The risk-based capital (RBC) calculation, which regulators use to assess the sufficiency of an insurer’s capital, measures the risk characteristics of a company’s assets, liabilities and certain off-balance sheet items. RBC is calculated by applying factors to various asset, premium and liability items. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. Management believes that the RBC ratios for Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. insurance subsidiaries as of December 31, 2005, exceeded the levels that would require any regulatory or corrective action.
Minimum Statutory Surplus and Capital
     Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. life insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.
     Sun Life Assurance’s U.S. branch is required to maintain a certain amount of assets in trust with a financial institution acceptable to the Michigan Insurance Commissioner in an amount at all times at least equal to the sum of the U.S. branch’s reserves and other liabilities, the minimum required capital and surplus and any additional amounts considered necessary by the Michigan Insurance Commissioner to cover Sun Life Assurance’s liabilities plus a portion of its surplus in the United States. These assets are generally only available to meet the policyholder obligations of Sun Life Assurance to its U.S. policyholders, claimants and other U.S. branch creditors. Amendments to the trust agreement must be approved by the Michigan Insurance Commissioner. Management believes that as at December 31,

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2005, Sun Life Assurance’s U.S. branch had assets in trust in excess of Michigan’s requirements for branches of alien insurers including the RBC requirements referred to above.
Regulation of Investments
     Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, equity real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limits to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, would require divestiture of such non-qualifying investments.
Assessments Against Insurers
     Insurance guaranty association laws exist in all states, the District of Columbia and Puerto Rico. These laws require insurers doing business in a state to participate in the local association. The associations may levy assessments for policyholder losses incurred by impaired or insolvent insurance companies. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. A large part of the assessments paid by Sun Life Financial pursuant to these laws may be used as credits for a portion of Sun Life Financial’s U.S. premium taxes.
General Regulation of Insurance at Federal Level
     Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, investment company regulation, financial services regulation and federal taxation, do affect the insurance business. For example, the U.S. Congress has from time to time considered legislation related to the deferral of taxation on the accretion of value within certain annuities and life insurance products, limitations on antitrust immunity, the alteration of the federal income tax structure and the availability of 401(k) or individual retirement accounts. In addition, legislation has been introduced from time to time in recent years which, if ever enacted, could result in the U.S. federal government assuming a more direct role in the regulation of the insurance industry.
     During 2005, legislation entitled The Retirement Security for Life Act of 2005 was introduced in the U.S. House of Representatives. Other legislation entitled The Lifetime Pension Annuity for You Act of 2005 and The Flexible Retirement Security for Life Act of 2005 was also introduced in the U.S. House of Representatives in 2005. Each of these bills would provide a tax incentive that would encourage retirees to choose retirement vehicles such as annuities, which provide for lifetime income.
     The American Jobs Creation Act of 2004 was signed into law in October 2004. While this legislation had major implications for many other companies, including others in the insurance industry, it has not had a material impact on SLF Inc. or any of its U.S. insurance subsidiaries.
     Title III of the USA PATRIOT Act of 2001 (PATRIOT Act) amended the Money Laundering Control Act of 1986 and the Bank Secrecy Act of 1970 to expand anti-money laundering and financial transparency laws to apply to financial services companies, including some categories of insurance companies. The PATRIOT Act, among other things, seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism, money laundering or other illegal activities. To the extent required by applicable laws and regulations, the subsidiaries of SLF Inc. that are deemed “financial institutions” under the PATRIOT Act have adopted anti-money laundering programs that include policies, procedures and controls to detect and prevent money laundering, designate a compliance officer to oversee the program, provide for on-going employee training, and ensure periodic independent testing of the program. On November 3, 2005, the U.S. Treasury Department issued final regulations applicable to the insurance industry. Effective May 2, 2006, these regulations require insurance companies issuing “covered products” to implement anti-money laundering programs and file suspicious activity reports with the U.S. Treasury Department. SLF Inc.’s U.S. insurance subsidiaries issue covered products and are taking steps to comply with the new rules. It is anticipated that the U.S. Treasury Department will issue regulations requiring insurance companies to establish and enforce customer identification programs in early 2006.

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Privacy of Customer Information
     U.S. federal and state laws require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection, use and disclosure and protection of customer information and their policies relating to protecting the security and confidentiality of that information. U.S. federal and state laws also regulate disclosure of customer information. The U.S. Congress and state legislatures are considering additional laws and regulations to further protect customer information.
Securities Laws
     Certain subsidiaries of SLF Inc. and certain policies and contracts offered by these subsidiaries are subject to various levels of regulation under U.S. federal securities laws administered by the SEC and under certain state securities laws.
     The investment advisory activities of SLF Inc.’s U.S. subsidiaries are subject to federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders. MFS and certain of SLF Inc.’s other U.S. subsidiaries are investment advisors registered under the Investment Advisers Act of 1940, as amended (Investment Advisers Act), and, as such, are regulated by and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary duties, record keeping and reporting requirements, operational requirements, and disclosure obligations. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to limitations on the investment advisor’s activities to termination of an investment advisor’s registration. Certain investment companies managed by such subsidiaries, including the MFS funds, are registered with the SEC under the Investment Company Act of 1940, as amended, and are subject to the Securities Exchange Act of 1934, as amended (Exchange Act), and the shares of certain of these entities are registered under the Securities Act of 1933, as amended (Securities Act), and are qualified for sale in certain states in the United States and the District of Columbia and in certain foreign countries.
     Certain annuity contracts and insurance policies issued by SLF Inc.’s U.S. subsidiaries are registered under the Securities Act. Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York file periodic reports with the SEC under the Exchange Act. Certain of SLF Inc.’s U.S. subsidiaries are registered as broker-dealers under the Exchange Act and are subject, for example, to the SEC’s net capital rules, and are members of, and subject to regulation by, the National Association of Securities Dealers, Inc. (NASD). Certain other U.S. subsidiaries of SLF Inc. are registered as transfer agents under the Exchange Act.
     Certain U.S. subsidiaries of SLF Inc. issue equity-indexed annuities which are not required to be registered under the Securities Act. However, the SEC has been considering whether equity-indexed annuities should continue to be excluded from registration requirements. In August 2005, the NASD recommended that, due to this uncertainty, broker-dealers should consider supervising their representatives’ sales of such products. Sun Life Financial is closely monitoring these developments.
United Kingdom
Insurance Regulation
     SLF Inc.’s U.K. life insurance subsidiary, Sun Life Assurance Company of Canada (U.K.) Limited (Sun Life (U.K.)) carries on certain regulated activities as principal and by way of business in the United Kingdom in relation to long-term contracts of insurance and, therefore, is required to be authorized and regulated under the Financial Services and Markets Act 2000 (FSM Act) by the Financial Services Authority (FSA). All insurance companies authorized under the FSM Act are required to conduct their business in accordance with the senior management arrangements, systems and controls, prudential and conduct of business rules and guidance set out in the FSA Handbook of Rules and Guidance (FSA Handbook), including the Principles for Businesses contained in the High Level Standards of the FSA Handbook. These include a requirement for firms, including insurance companies authorized under the FSM Act, to conduct their business with due regard to the interests of their customers and to treat them fairly. Insurance companies that are authorized under the FSM Act are also required under the Interim Prudential Sourcebook for Insurers (which is part of the FSA Handbook) to file their accounts and balance sheets and other information in the prescribed form with the FSA on an annual basis (with certain information now required to be submitted semi-annually). The Integrated

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Prudential Sourcebook (also known as PRU), and also forming part of the FSA Handbook, took effect from November 2004 and largely replaced the Interim Prudential Sourcebook, although certain provisions from this set of rules remain applicable on a transitional basis. The regulatory requirements determined at the European Union level are also enacted in the United Kingdom. As a member of the European Union, the United Kingdom is subject to European regulation and a number of relevant European Commission Directives that have been published. While being authorized and regulated by the FSA, Sun Life (U.K.) is also required to comply with the conduct of business standards of the Irish Financial Services Regulatory Authority (IFSRA) in respect of the Company’s book of Irish policies, which are also in run-off.
Long-Term Assets and Liabilities
     In accordance with the FSA rules set out in the Handbook, Sun Life (U.K.) is required to maintain a separate account and records in respect of its long-term insurance business and to apply the assets and liabilities attributable to its long-term insurance business to a long-term insurance fund, separate from the assets and liabilities attributable to its non-life insurance business, if any, or to shareholders. Within its long-term insurance fund, Sun Life (U.K.) maintains separate sub-funds in respect of assets and liabilities attributable to its participating insurance business and to its non-participating insurance business, respectively. The FSA rules set out in the PRU impose restrictions on Sun Life (U.K.) from applying assets attributable to its long-term insurance business for purposes other than its long-term business.
Capital Resources Requirements
     The FSA requires that insurance companies authorized under the FSM Act satisfy the capital resource requirements set out in the PRU. The PRU requires insurers to meet the higher of two capital adequacy standards. The first is the long-term insurance capital requirement, which is prescriptive and based on European Commission minimum solvency requirements. The second is the individual capital adequacy framework, which requires each insurer to self-assess what an appropriate amount of capital would be for their business to hold, taking into account the various risks that the insurer faces. The FSA reviews this self-assessment and gives the insurance company individual capital guidance (i.e. additional requirements), where appropriate.
     Failure to maintain adequate capital resources is one of the grounds on which the FSA may exercise its wide powers of intervention provided for in the FSM Act. Currently Sun Life (U.K.) meets its capital resources requirements in the United Kingdom.
Restrictions on Dividends and Capital Transactions
     Insurance companies in the United Kingdom are subject to the provisions of the Companies Act 1985 governing the payment of dividends, which prevent any distribution by a company except out of profits available for this purpose. In addition, Sun Life (U.K.) is prohibited from transferring any assets maintained in the account for participating policies to its shareholders and can only pay dividends out of non-participating surplus once this has been transferred from the long-term fund to the shareholders’ fund after the annual valuation.
Financial Ombudsman Service
     The FSM Act provides for the establishment of an Ombudsman service to provide consumers with a free, independent service to enable disputes with financial firms to be resolved. The rules defining how the Financial Ombudsman Service (FOS) operates are written by the FSA and the two organizations operate closely together. The FOS is funded partly by a statutory levy on authorized firms and partly by a case fee in respect of cases referred to it.
Financial Services Compensation Scheme
     The Financial Services Compensation Scheme (FSCS) established under the FSM Act provides for the protection of certain individual policyholders in the United Kingdom who may be affected by the inability of insurance companies who carry on insurance business in the United Kingdom to meet their liabilities. The FSCS is funded by statutory levies on authorized insurance companies.

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Intervention
     The FSA has extensive powers to intervene in the affairs of an authorized insurance company. These include the power to fine the insurance company and to vary or cancel its permission to carry on regulated activities in the United Kingdom, to require information or documents and to investigate the business of the insurance company and to require the company to take appropriate actions in order to satisfy required threshold conditions for authorization.
Reform Proposals
     The regulation of the insurance industry in the United Kingdom has undergone significant changes. In particular, the FSA has implemented a number of regulatory work streams to achieve a new risk-based cross-sectoral prudential regulatory framework which includes enhanced individual capital adequacy standards for long-term insurance companies (see above) and, specifically, a realistic approach to assessing the capital adequacy of an insurance company’s participating business. In addition to these reforms, the FSA has reviewed the governance for participating business and ensuring the fair treatment of policyholders. In line with these reforms, Sun Life (U.K.) published a “Principles and Practices of Financial Management” for its participating funds from May 1, 2004 and a “policyholder friendly” version of that was available from January 1, 2006. A new reform theme that the FSA is considering relates to the governance and management of segregated funds. This aspect of insurance has not received the same degree of regulatory focus in the past as has characterized the treatment of mutual funds. The Association of British Insurers is working with the industry to identify and define the standards of best practice required in managing segregated funds. These standards are likely to become mandatory in 2006.
     The FSA has recently announced that it will emphasize a principles-based regulatory framework, rather than the current rules-based regulations. The FSA proposes to integrate existing principles and rules into its supervisory framework. Where the FSA decides to use rules, they will generally be high level and outcome focused rules. This principles-based regulatory framework may result in some additional uncertainty for regulated firms and the FSA has indicated that it may need to issue guidance on how the FSA expects regulated firms to comply with its principles.
Other Jurisdictions
     In each of the countries in which subsidiaries or joint ventures of Sun Life Financial operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries or joint ventures are required to meet specific minimum working and regulatory capital requirements.
RISK FACTORS
     The risks inherent in Sun Life Financial’s operations and its risk management framework are described in SLF Inc.’s 2005 MD&A under the heading “Risk Management”. In addition, the following risk factors have been identified by management as those which may affect one or more of Sun Life Financial’s reportable business segments in the nearer term. These risk factors should be considered in conjunction with the other information in this AIF and the documents incorporated by reference in this AIF.
Legal, Regulatory and Market Conduct Matters
     Most of Sun Life Financial’s businesses are subject to extensive levels of regulation. Changes in laws, regulations, or government policies, or in the manner in which those laws, regulations or policies are enforced, could materially and adversely affect Sun Life Financial’s business and operations. Failure to comply with laws, or to conduct Sun Life Financial’s business consistent with changing regulatory or public expectations, could adversely impact Sun Life Financial’s reputation. Sun Life Financial’s business is based on public trust and confidence and any damage to that trust or confidence could cause customers not to buy, or to redeem, Sun Life Financial’s products.
     In recent years, financial services regulators in many of the countries in which Sun Life Financial operates have raised issues and commenced regulatory proceedings with respect to some current and past business practices within the financial services industry, and have given greater emphasis to the investigation of those practices, including investigations into the payment of commissions and other fees to intermediaries, market timing and late trading in

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investment funds, sales of mortgage endowment and pension products in the United Kingdom, allegations of improper life insurance pricing and sales practices by life and annuity insurers, including “churning”, inappropriate sales and other misleading practices by insurance agents and business practices between brokers and insurance companies. In addition, insurance and securities regulatory authorities in certain jurisdictions regularly make inquiries, hold investigations and administer market conduct examinations with respect to insurers’ compliance with applicable insurance and securities laws and regulations, and certain regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct.
     In addition, Sun Life Financial operates businesses in emerging markets where regulatory oversight of sales practices is less developed. The risk of product mis-selling or other market conduct issues arising in these markets is consequently higher.
Legal Proceedings
     SLF Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in U.S. federal and state courts. These lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as ERISA actions by participants in certain retirement plan accounts on behalf of those accounts, or as derivative actions on behalf of MFS funds. The plaintiffs in the various lawsuits seek monetary damages, punitive damages, recovery of fees, an accounting, restitution, declaratory relief, equitable and/or injunctive relief, including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, and attorneys’ fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’s internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Sun Life Financial cannot predict the outcome of these actions with certainty and is, accordingly, unable to determine the total potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows. Additional lawsuits based upon similar allegations may be filed in the future. Additional information concerning these actions is provided in Note 20 to SLF Inc.’s 2005 Consolidated Financial Statements.
Product Guarantees
     Certain of Sun Life Financial’s variable annuity products sold in the United States and Canada contain guarantees upon death, maturity, withdrawal or annuitization, where the guarantee may vary with, or may be triggered by, the market performance of the underlying funds. Although Sun Life Financial has entered into various reinsurance arrangements with respect to these products (whereby Sun Life Financial has ceded certain risk to other insurance companies), has economic hedging programs in place, and has diversified its exposure to market changes in either direction, if a significant market shift is experienced within Sun Life Financial’s book of business, these guarantees could have an adverse effect on Sun Life Financial’s financial position and results of operations.
     Sun Life Financial has also assumed some risk, through reinsurance transactions, with respect to certain variable annuity policies issued in the United States by other insurance companies that contain guarantees upon death or annuitization, where the guarantee may vary with, or be triggered by, the market performance of the underlying funds. While Sun Life Financial has established a hedging program for these reinsured policies and established reserves related to these guarantees, such guarantees could have an adverse effect on Sun Life Financial, if a significant market shift is experienced in these reinsured policies.
Interest Rate Risk
     Movements in interest rates create several interest rate risks for Sun Life Financial’s protection business and the fixed annuity portion of its wealth management business.

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     Many of Sun Life Financial’s annuity products contain explicit or implicit guarantees and, if long-term interest rates fall below these guaranteed rates, Sun Life Financial may be required to increase reserves against losses, thereby adversely affecting its results of operations. Interest rate changes can also cause compression of net spread between interest earned on investments and interest credited, thereby adversely affecting Sun Life Financial’s results of operations. Rapid declines in interest rates may result in, among other things, increased asset calls, mortgage prepayments or policy withdrawals and reinvestment at significantly lower yields, which could adversely affect earnings. Rapid increases in interest rates may result in, among other things, increased surrenders. Interest rate changes can also produce an unanticipated increase in transfers to separate account (variable) options or surrenders, which may force Sun Life Financial to sell investment assets at a loss in order to fund such transfers or surrenders and accelerate recognition of expenses related to the acquisition of fixed annuity products.
     Similar risks exist in certain protection products. Interest-sensitive universal life products typically contain an explicit interest rate guarantee. In addition, some universal life products contain secondary guarantees under which cost of insurance charges are guaranteed at certain levels or coverage is maintained in force so long as a specified minimum premium is paid, even if the account value is depleted. The value of such guarantees increases as interest rates decline.
Effect of Changes in Equity Market Conditions
     Sun Life Financial derives a portion of its revenue from fee income generated by its wealth management business, which is assessed as a percentage of assets under management and therefore varies directly with the value of such assets. Accordingly, fluctuations in the market value of such assets may result in fluctuations in Sun Life Financial’s revenue.
     In addition, Sun Life Financial defers commission expenses associated with the sale of fee-generating products to match the revenue expected to be generated by these products over a period of time. If equity markets remain depressed over a longer term, the expected fee revenue may not be realized and consequently these deferred costs may not be fully recovered.
     Sun Life Financial is exposed to certain equity-market related risks associated with its equity-indexed annuity products that provide for the crediting of interest at rates related to the performance of various equity indices. A substantial decline in the applicable index could prompt holders of equity-indexed annuities to seek to surrender their policies prior to maturity. While equity-indexed annuity policies typically provide for early surrender charges and restrictions, an increase in surrenders in such annuities could have an adverse effect on Sun Life Financial. In addition to the risk of surrenders, Sun Life Financial also has a risk that the spread between the investment income earned on its investments and the interest credited declines below profitable levels.
Credit Risk
     Sun Life Financial is subject to credit risk relating to the uncertainty associated with the continued ability of debtors to make timely payments pursuant to the contractual terms underlying debt instruments. Although Sun Life Financial holds predominantly investment-grade bonds and first mortgages, and believes that it maintains prudent issuer diversification, a major economic downturn could result in issuer defaults, potentially leading to increased provisions for losses.
Letters of Credit
     Sun Life Financial purchases letters of credit in support of certain affiliated reinsurance transactions related to its U.S. insurance business. The letters of credit allow credit for reserves ceded under NAIC rules. Changes in the NAIC rules or in the ability to purchase or renew letters of credit may have an adverse impact on the NAIC regulatory capital requirements of the U.S. insurance business.

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Asia
     The future success of the Company’s businesses in Asia depends in large part on Sun Life Financial’s ability to compete in disparate markets. Among other things, this requires appropriate resources, skills and organization to execute the business strategy. The risks include the availability, depth and retention of resources required for operations, succession planning and project implementation. In addition, the joint venture operations in India and China have risks associated with joint venture relationships.
Business Continuity and Crisis Management
     Sun Life Financial could experience an abrupt interruption of some or all of its operations caused by unforeseeable and/or catastrophic events, such as an influenza pandemic or other natural disaster that could result in material losses. A significant global pandemic outbreak could also result in material losses from increased mortality and morbidity rates. Losses could impact property, financial assets, trading positions and also key personnel. If Sun Life Financial’s business continuity/crisis management plans could not be put into action or were ineffective in the circumstances, losses could increase further.
     Sun Life Financial’s businesses are dependent on computer and Internet-enabled technology. Although Sun Life Financial has implemented and periodically tests its business continuity/crisis management plans, a sustained failure of one or more of Sun Life Financial’s business systems could materially and adversely impact Sun Life Financial’s business and operations. In addition, because some of Sun Life Financial’s systems interface with and are dependent on third party systems, Sun Life Financial could experience service interruptions if third party systems fail or experience interruptions.
     A serious security breach of Sun Life Financial’s systems could damage Sun Life Financial’s reputation or result in liability. Sun Life Financial retains private and personal information about its customers in its computer and other record retention systems. Although Sun Life Financial has implemented extensive security measures, it may be vulnerable to physical break-ins, computer viruses, programming and/or human errors or similar disruptive problems.
Reinsurance Markets
     The recent tightening of the reinsurance markets may create challenges in maintaining current mortality and morbidity assumptions and the level of profitability of certain products of Sun Life Financial. Increasing reinsurance rates with a particular emphasis on older age bands may adversely impact on new product pricing and/or the profitability of Sun Life Financial’s U.S. individual insurance business, which targets this segment of the market.
Dependence on Third Party Relationships
     Sun Life Financial distributes its products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party marketing organizations. Sun Life Financial has also outsourced certain administrative functions in Canada and the United Kingdom to third parties. An interruption in Sun Life Financial’s continuing relationship with certain of these third parties or the impairment of their reputation or creditworthiness could materially and adversely affect Sun Life Financial’s ability to market or service its products. There can be no assurance that Sun Life Financial would be able to find alternate sources for these distribution and outsourcing arrangements in a timely manner. Additional information concerning the Company’s outsourcing arrangements is provided in SLF Inc.’s 2005 MD&A under the heading “Financial Position and Liquidity – Commitments, Guarantees, Contingencies and Reinsurance Matters.”
Currency Exchange Rate Fluctuations
     As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each territory in which it operates, it is Sun Life Financial’s policy to invest in sufficient assets to generally match its aggregate liabilities and minimum surplus requirements in that territory. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currencies are translated into Canadian dollars. Strengthening of the Canadian dollar

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against the currencies of the countries in which it operates could adversely affect Sun Life Financial’s reported net income.
Competition
     The businesses in which Sun Life Financial engages are highly competitive. Sun Life Financial’s products compete not only with those offered by other insurance companies, but with those offered by mutual fund companies, banks, financial planners and other providers. Frequently, competition is based on pricing and the ability to provide value added services to distributors and customers. Sun Life Financial has many large and well-capitalized competitors with access to significant resources. Among other things, the competition in these industries throughout the world has resulted in a trend towards the global consolidation of the financial services industry including, in particular, the insurance, banking and investment management sectors. To the extent that consolidation continues, Sun Life Financial will increasingly face more competition from large, well-capitalized financial services companies in each jurisdiction in which it operates. There can be no assurance that this increasing level of competition will not adversely affect Sun Life Financial’s businesses in certain countries. Sun Life Financial reports its results based on Canadian GAAP. Some of the Company’s competitors report on different accounting bases, such as U.S. GAAP. Because of differences in the emergence of earnings between different accounting bases, the Company may be at a disadvantage compared to some of its competitors in certain of its businesses.
     The financial strength ratings of Sun Life Financial’s insurance company subsidiaries are also a key competitive factor in marketing products and in attracting and retaining agents. Should the financial strength rating of one or more of those insurance subsidiaries decline, Sun Life Financial’s competitive position could be negatively impacted.
     In the United States, national banks, with their pre-existing customer bases for financial services products, may, in the future, provide increased competition to insurers, including Sun Life Financial, as a result of, among other things, the Gramm-Leach-Bliley Act of 1999, which removed restrictions on bank affiliations and mergers with insurers. With the passage of this legislation, among other things, bank holding companies may acquire insurers. In Canada, the federal government is reviewing its policies concerning bank and insurance affiliations and the distribution of insurance products through bank branches and may elect to remove the current restrictions on such affiliations or distribution. The ability of banks to affiliate with insurance companies or, in Canada, to distribute insurance products through their branches, may materially adversely affect all of Sun Life Financial’s products by increasing the number and financial strength of potential competitors.
LEGAL AND REGULATORY PROCEEDINGS
     A description of the legal and regulatory proceedings to which SLF Inc. or its subsidiaries are a party or to which their property is subject (including proceedings that are known to be contemplated) is provided in Note 20 to SLF Inc.’s 2005 Consolidated Financial Statements.
ADDITIONAL INFORMATION
     Additional information including Directors’ and officers’ remuneration and indebtedness, principal holders of SLF Inc.’s securities, securities authorized for issuance under equity compensation plans and interests of informed persons in material transactions, if applicable, is contained in SLF Inc.’s information circular for its most recent annual meeting of security holders that involved the election of Directors.
     Additional financial information is provided in SLF Inc.’s MD&A and Consolidated Financial Statements for its most recently completed financial year.
     When SLF Inc. is in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, SLF Inc. will provide to any person one copy of each of the following documents (Disclosure Documents) upon request: (i) this AIF and any document or the pertinent pages of any document incorporated by reference herein, (ii) the comparative consolidated financial statements of SLF Inc. for the most recently completed financial year with the accompanying auditor’s report, (iii) any interim consolidated financial statements of SLF Inc. subsequent to the financial statements for its most recently completed financial year, (iv) SLF Inc.’s most recent proxy circular and (v) any other documents incorporated by reference into a

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preliminary short form prospectus or a short form prospectus. When SLF Inc. has not filed a preliminary short form prospectus or is not in the course of a distribution, it shall provide copies of any of the foregoing Disclosure Documents subject to its right to require persons who are not security holders to pay a reasonable charge. Requests for such copies may be sent to the Corporate Secretary of SLF Inc. at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9. The Disclosure Documents and other additional information related to SLF Inc. are accessible at www.sunlife.com.

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APPENDIX A
LOCATION OF PRINCIPAL OFFICES

Principal Office	Address

Corporate/Head Office	150 King Street West Toronto, Ontario Canada M5H 1J9 Tel: (416) 979-9966 Website: www.sunlife.com

SLF Canada	227 King Street South P.O. Box 1601, STN Waterloo Waterloo, Ontario Canada N2J 4C5 Tel: (519) 888-3900 Website: www.sunlife.ca

SLF United States	One Sun Life Executive Park Wellesley Hills, Massachusetts USA 02481 Tel: (781) 237-6030 Website: www.sunlife-usa.com

MFS	500 Boylston Street Boston, Massachusetts USA 02116-3740 Tel: (800) 225-2606 Website: www.mfs.com

SLF Asia	2001 Two Pacific Place 88 Queensway Hong Kong Tel: (852) 2918-3888 Website: www.sunlife.com

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APPENDIX B
Sun Life Financial Inc.
and
Sun Life Assurance Company of Canada
CHARTER OF THE AUDIT AND CONDUCT REVIEW COMMITTEE
Purpose
The Audit and Conduct Review Committee is a standing committee of the Board of Directors whose primary functions are to assist the Board of Directors with its oversight role with respect to:
1.	The integrity of financial statements and information provided to shareholders and others.
2.	The Corporation’s compliance with financial regulatory requirements.
3.	The adequacy and effectiveness of the internal control environment implemented and maintained by management.
4.	The qualifications, independence and performance of the External Auditor who is accountable to the Audit and Conduct Review Committee, the Board of Directors and the shareholders.
Membership
The Audit and Conduct Review Committee is comprised of not less than three Directors, including a Committee Chair, appointed by the Board of Directors on an annual basis following each annual meeting. No member of the Committee shall be an officer or employee of the Corporation, or of any affiliate of the Corporation.
Each member of the Committee shall satisfy the applicable independence, financial literacy and experience requirements of the laws governing the Corporation, the stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.
Any member of the Committee may be removed or replaced at any time by the Board of Directors and the Board of Directors shall fill vacancies on the Committee.
Structure and Operations
A meeting of the Committee may be called at any time by the Non-Executive Chairman of the Board, by the Committee Chair or by two members of the Committee. The Committee meets as frequently as necessary, but not less than four times a year. A quorum at any meeting of the Committee shall be three members and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met.
The External Auditor reports to the Committee, receives Notice of, and may attend all Committee meetings. The Committee holds a private session at each regularly scheduled meeting, with the External Auditor without management present and with the Chief Auditor without management or the External Auditor present. The Committee holds a private session with the Chief Actuary periodically. The Committee holds a private session at each regularly scheduled meeting of the Committee members only. The Committee, in consultation with the Non-Executive Chairman of the Board, may engage any special advisors it deems necessary to provide, at the expense of the Corporation.
On an annual basis, the Committee will review this Charter and the Forward Agenda for the Committee and, where necessary, recommend changes to the Board of Directors for approval. This Charter will be posted on the Corporation’s website and the Committee will prepare a report for inclusion in the annual meeting proxy material. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee.
Committee Chair Position Description
The Committee Chair reviews and approves the agenda for each meeting of the Committee. Agendas are set taking into account the Committee’s Forward Agenda, which is approved annually by the Board of Directors and items noted at prior meetings for Committee consideration. The Committee Chair may consult or meet with the Non-Executive Chairman of the Board, members of management and the External Auditors as part of the agenda and meeting preparation process. The External Auditor and the Chief Auditor may ask the Committee Chair to add items to the agenda.
The Committee Chair or his or her designate presides over Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.

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The Committee Chair or his or her designate provides a report to the Board on the Committee’s activities following each meeting and presents recommendations to the Board of Directors on matters requiring Board approval including those that are being released to the public.
The Committee Chair is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Auditor.
Duties and Responsibilities of the Audit and Conduct Review Committee
1.	Reviews with the management and the External Auditors the interim unaudited consolidated financial statements and Management’s Discussion and Analysis, including a discussion with the External Auditors of those matters required to be discussed under generally accepted auditing standards applicable to the Corporation.
2.	Reviews the Corporation’s earnings press releases.
3.	Reviews with management and the External Auditors following completion of the annual audit:
(a)	the annual audited consolidated financial statements;
(b)	the External Auditor’s audit of the annual consolidated financial statements and their report;
(c)	Management’s Discussion and Analysis;
(d)	any significant changes that were required in the external audit plan;
(e)	any significant issues raised with management during the course of the audit, including any restrictions on the scope of activities or access to information; and
(f)	those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Corporation.
4.	Receives a report from management of their quarterly and annual review of financial statements, Management’s Discussion and Analysis and earnings press releases and discusses with the Chief Executive Officer and the Chief Financial Officer, the certifications relating to financial disclosure and controls that those officers are required by law to file with securities regulatory authorities.
5.	Assures itself that the External Auditor is satisfied that the accounting estimates and judgements made by management, and management’s selection of accounting principles, reflect an appropriate application of generally accepted accounting principles.
6.	Discusses with the Chief Actuary the parts of the annual audited consolidated financial statements prepared by that officer.
7.	Reviews with management and the External Auditor the Corporation’s principal accounting practices and policies.
8.	Reviews the independence of the Chief Auditor and the External Auditor, including the requirements relating to such independence of the laws governing the Corporation and the applicable rules of stock exchanges on which the Corporation’s securities are listed. At least annually, the Committee receives from and reviews with the External Auditor their written statement delineating relationships with the Corporation and, if necessary, recommends that the Board take appropriate action to satisfy itself of the External Auditors’ independence and accountability to the Committee and the Board.
9.	Reviews and approves the Policy Restricting the Use of External Auditors which outlines the services for which the External Auditor can be engaged and the policy regarding the employment of former employees of the External Auditor.
10.	Appraises the performance of the External Auditor, and recommends to the Board the appointment or, if so determined by the Committee, the replacement of the External Auditor, subject to the approval of the shareholders.
11.	Determines, reviews and approves the services to be performed by the External Auditor and the fees to be paid to the External Auditors for audit, audit-related and other services permitted by law and in accordance with the policy issued by the Board restricting the use of the External Auditor.
12.	Reviews with the External Auditor and management the overall scope of the annual audit plan, quality control procedures and the resources that the External Auditor will devote to the audit.
13.	Reviews with the External Auditor any regulatory investigations that pertain to the External Auditor.

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14.	Requires management to implement and maintain appropriate internal control procedures, and reviews, evaluates and approves the procedures.
15.	Reviews as required the report by the External Auditor on its findings on the effectiveness of Sun Life Financial’s internal control procedures.
16.	Reviews with management and the Chief Auditor:
(a)	the overall scope of the annual internal audit plan, including its coordination with the External Auditors’ audit plan, and the adequacy of the resources available to the Chief Auditor; and
(b)	the effectiveness of the internal control procedures, including a report thereon received from the Chief Auditor that includes disclosure of any significant changes that were required in the internal audit plan and any significant issues raised with management during the course of the internal audit, including any restrictions on the scope of activities or access to information.
17.	Reviews investments and transactions that could adversely affect the well-being of the Corporation as the External Auditors or management may bring to the attention of the Committee, and meets with the External Auditor to discuss any such investments and transactions.
18.	Reviews, and discusses with the External Auditor and the Chief Actuary such reports and regulatory returns of the Corporation as may be specified by law.
19.	Reviews matters within its mandate that are addressed in the regular examination and similar reports received from regulatory agencies.
20.	Discusses the qualifications for and determines whether a member of the Committee is a financial expert and in conjunction with the Governance Committee ensures the ongoing financial literacy of Committee members.
21.	Approves procedures established to handle complaints, and anonymous employee submissions, with respect to matters and concerns regarding accounting, internal control and auditing.
22.	Requires management to establish procedures for complying with the related party rules contained in the Insurance Companies Act (Canada) and reviews their effectiveness.
23.	Reviews the practices of the Corporation to ensure that any related party transaction that may have a material effect on the stability or solvency of the Corporation is identified.
24.	Reports to the Superintendent of Financial Institutions on the procedures for complying with the related party rules.
25.	Performs such other duties and exercises such powers as may, from time to time, be assigned or vested in the Committee by the Board, and such other functions as may be required of an audit committee by law, regulations or applicable stock exchange rules.

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APPENDIX C
POLICY RESTRICTING THE USE OF EXTERNAL AUDITORS
1.	This policy governs all proposals by the Corporation or any of its subsidiaries to engage, as a service provider, the external auditor or any of its affiliates, related businesses or associated persons as defined in the Sarbanes-Oxley Act of 2002 (“S-O Act”) (collectively referred to as the “External Auditor”).

2.	The External Auditor will normally be engaged to provide audit and audit-related services, including advisory services related to the External Auditor’s audit and audit-related work such as advice pertaining to internal audit, tax, actuarial valuation, risk management, and regulatory and compliance matters, subject to the prohibitions contained in the S-O Act and in any other applicable laws, regulations or rules. The S-O Act prohibitions are set out in Appendix 1.

3.	Any engagement of the External Auditor for services that would be legally prohibited by the S-O Act and that was in place at the date this policy was initially established may continue in place until such prohibition becomes operative or it is otherwise prohibited by applicable law, regulation or rule. The Controller will maintain a list of such engagements. The Corporation will not enter into any other such engagements prior to the S-O Act prohibitions becoming operative.

4.	Each engagement of the External Auditor to provide services will require the approval in advance of the Audit Committee of Sun Life Financial Inc. and the audit committee of any affected subsidiary that is itself directly subject to the S-O Act. The Audit Committee may establish procedures regarding the approval process, which will be co-coordinated by the Controller.

5.	The Corporation and its subsidiaries will not employ or appoint as chief executive officer, chief financial officer, controller, chief accounting officer, appointed actuary, or equivalent position within the Corporation or subsidiary, any person who was employed by the External Auditor and who provided any services to the Corporation or any subsidiary at any time during the previous two years.

6.	The Controller is responsible for the application and interpretation of this policy, and should be consulted in any case where there is uncertainty regarding whether a proposed service is, or is not, an audit or audit-related service. The Controller will revise Appendix 1 as required, from time to time, to reflect changes in applicable laws, regulations or rules.

7.	This policy, as amended and restated, is effective from October 30, 2002.
Appendix 1
Sarbanes-Oxley Act of 2002 – Prohibition on services
The External Auditor will be prohibited from providing the following services after the applicable provisions of the S-O Act become operative:
a)	bookkeeping or other services related to the accounting records or financial statements;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser, or investment banking services;

h)	legal services and expert services unrelated to the audit; and any other service that the Public Company Accounting Oversight Board, to be established under the S-O Act, determines to be impermissible.

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